September 3, 2008
VIA EDGAR AND COURIER
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Stephen G. Krikorian
Mail Stop 4561

Re:	Vocus, Inc. Form 10-Q For the Quarterly Period Ended March 31, 2008 Filed on May 12, 2008 Form 10-Q For the Quarterly Period Ended June 30, 2008 Filed on August 11, 2008 File No. 000-51644
Dear Mr. Krikorian:
     On behalf of Vocus, Inc. (the “Company”), and in response to the letter of comment of the Commission staff (the “Staff”) dated August 20, 2008 (the “Comment Letter”), we submit the following responses to the comments contained in the Comment Letter. To aid in the Staff’s review, we have repeated the Staff’s comments in bold and the headings and numbers correspond to the headings and numbers in the Comment Letter.
Forms 10-Q For the Quarterly Periods Ended March 31, 2008 and June 30, 2008
Controls and Procedures
1.	We note your disclosure that your Chief Executive Officer and Chief Financial Officer have “concluded that [y]our disclosure controls and procedures were effective to ensure that the information required to be disclosed by [you] in this quarterly report on Form 10-Q was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and Form 10-Q.” Please confirm, if true, that your Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as of the end of the period covered by the report to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and that you will revise future filings to include language that conforms to the definition set forth in Exchange Act Rule 13a-15(e).

Securities and Exchange Commission
September 3, 2008

     The Company confirms that its disclosure controls and procedures were effective as of March 31, 2008 and June 30, 2008. We also advise the Staff that in future filings, beginning with its Form 10-Q for the period ended September 30, 2008, the Company will revise its disclosure as follows to clarify that the term “disclosure controls and procedures” has the meaning set forth in Rule 13a-15(e):
     “Evaluation of Disclosure Controls and Procedures
An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and Forms and that such information required to be disclosed is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.”
2.	Please confirm, if true, and revise future filings to state, that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective for the full definition of Exchange Act Rule 13a-15(e). That is, state, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure.
     The Company confirms that its Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Please refer to the revised disclosure in Response to Item 1 above.

Securities and Exchange Commission
September 3, 2008

3.	We note your statement that “a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec. gov/rules/fina1/33-8238.htm>.
     The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the Chief Executive Officer and Chief Financial Officer determined that the Company’s disclosure controls and procedures were effective at that reasonable assurance level as of March 31, 2008 and June 30, 2008. We also advise the Staff that in future filings, beginning with its Form 10-Q for the period ended September 30, 2008, the Company will remove the reference to the level of assurance of its disclosure controls and procedures.
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     Please do not hesitate to call me at (301) 683-6002 should you have any questions concerning any of the above responses.

Very truly yours, Vocus, Inc. /s/ Stephen Vintz
Stephen Vintz Chief Financial Officer

cc:	Richard Rudman, Chief Executive Officer, President and Chairman, Vocus, Inc. Stephen Riddick, Greenberg Traurig, LLP Greg Kuykendall, Ernst & Young LLP